FORM 61

QUARTERLY REPORT

Incorporated as part of:	X	Schedule A
Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER     TERYL RESOURCES CORP.

ISSUER’S ADDRESS     185 - 10751 SHELLBRIDGE WAY, RICHMOND, BC V6X 2W8

ISSUER’S TELEPHONE NUMBER     (604) 278-5996

CONTACT PERSON     JOHN ROBERTSON

CONTACT’S POSITION     PRESIDENT

CONTACT’S TELEPHONE NUMBER     (604) 278-5996

FOR QUARTER ENDED     MAY 31, 2000

DATE OF REPORT     OCTOBER 11, 2000

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“JOHN ROBERTSON”	00/10/11
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

“BRIAN CHERRY”	00/10/11
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2000

JUNE FITZMARTYN
CHARTERED ACCOUNTANT

#300 - 2600 GRANVILLE STREET,
VANCOUVER, B. C. V6H 3V3

AUDITOR'S REPORT

To the Shareholders of Teryl Resources Corp., Richmond, B.C.,

     I have audited the consolidated balance sheet of Teryl Resources Corp. as at May 31, 2000 and May 31, 1999 and the consolidated statements of deficit, income and expenses, deferred exploration and development expenditures, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2000 and May 31, 1999 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, I report that, in my opinion, the principles have been applied on a basis consistent with that of the preceding year.

"June Fitzmartyn"

Vancouver, B.C.	CHARTERED ACCOUNTANT
October 11, 2000

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT MAY 31, 2000

ASSETS	2000	1999
Current Assets:	$	$
Cash	11,725	85,854
Prepaids, accounts and accrued receivables	5,656	3,674
Advances to related companies (Note 3)	283,999	285,200

	301,380	374,728

Office Equipment (Note 5)	7,546	9,432

Oil and Gas Well Interests (Note 6)	9,648	17,180

Investments (Note 4)	25,341	40,295

Mineral Property Interests (Note 7)	168,413	274,781

Deferred Expenditures:
Exploration and development (Note 7)	1,038,026	1,162,421
Incorporation	1,379	1,379

	1,039,405	1,163,800

	1,551,733	1,880,216
LIABILITIES
Current Liabilities:
Accounts payable (Note 11)	15,881	48,865
Accrued liabilities	40,769	35,832
Estimated liability for income and capital taxes (Note 8)	820	798
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	283,672	320,046

	491,142	555,541
Contingencies and Commitments (Note 11)
SHAREHOLDERS' EQUITY
Share Capital: (Note 12)
Issued	6,020,427	5,994,927

Subscriptions Received (Note 15)	146,044	146,044

Deficit	(5,105,880)	(4,816,296)

	1,060,591	1,324,675

	1,551,733	1,880,216

Approved by the Directors:
"J. ROBERTSON"	J. Robertson
"B. CHERRY"	B. Cherry

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED MAY 31, 2000

	2000	1999
	$	$
Mineral Claim Operations:
Revenue:
Proceeds from option agreements (Note 7B)	37,388	-

Expenses:
Exploration and development written off re optioned claims	17,186	-
Exploration and development written off re inactive claims	309,542	-
Property costs written off re lapsed claims	22,001	-
Property costs written off re optioned claims	8,367	-
Property costs written off re inactive claims	75,999	-
	433,095	-

Net Income (Loss) from Mineral Claim Operations	(395,707)	-
Oil and Gas Operations:
Revenue	16,942	14,390
Expenses:
Operating expenses	8,710	6,919
Amortization on wells (Note 6)	7,533	14,649

	16,243	21,568

Net Income (Loss) from Oil and Gas Operations	699	(7,178)

Net Operating Income (Loss)	(395,008)	(7,178)
Other Income:
Gain on disposal of investments (Note 4)	233,885	-

Net Income (Loss) before other Expenses	(161,123)	(7,178)
Other Expenses:
Administration expenditures (Schedule A)	128,461	91,248

Net Loss for the Year	289,584	98,426

EARNINGS (LOSS) PER SHARE (Note 8)	(0.0126)	(0.0046)

CONSOLIDATED STATEMENT OF DEFICIT
Deficit at Beginning of Year	4,816,296	4,717,870

Add: Net Loss for the Year	289,584	98,426

Deficit at End of Year	5,105,880	4,816,296

Schedule A

TERYL RESOURCES CORP.

CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2000

	2000	1999
	$	$
Management and director's fees (Note 13)	30,000	-

Audit, accounting and consulting (Note 13)	18,909	18,810

Office rent and utilities	18,111	3,600

Interest on debenture (Note 9)	14,737	14,697

Publicity, promotion and investor relations	11,520	5,740

Legal	9,235	16,490

Filing fees	7,252	5,065

Office, stationery and delivery	6,156	1,094

Transfer agent fees	5,573	5,513

Bank charges and interest	4,787	3,764

Foreign exchange loss (gain)	315	4,221

Shareholders and meeting costs	252	4,162

Telephone and telecopier	213	7,725

Wages, secretarial and benefits	-	4,987

Amortization	1,886	2,127

	128,946	97,995

Less: Write off of accounts payable (Note 11)	-	6,138

Interest income	485	609

	485	6,747

Administration Expenditures for the Year	128,461	91,248

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION

AND DEVELOPMENT EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2000

	2000	1999
	$	$
West Ridge Claims: (Note 7B)
Geophysical survey	-	25,277
Assays, maps and title research	11,293	-
Legal and registry	-	2,949
	11,293	28,226
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	2,019	-

Gil Venture: (Joint Venture) (Note 7C)
Phase II exploration	189,022	350,105

Exploration and Development for the Year	202,333	378,331

Exploration and Development at Beginning of Year	1,162,421	784,090

	1,364,754	1,162,421
Less: Exploration and development written off:
Re inactive claims	309,542	-

Re optioned claims	17,186	-

	326,728	-

Exploration and Development at End of Year	1,038,026	1,162,421

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MAY 31, 2000

	2000	1999
	$	$

Operating Activities:
Revenue receipts for the year	53,550	16,407
Receipt of interest income	485	606
Refunds of goods and services sale taxes	3,082	4,268
Increase in estimated liability for taxes	22	-
Payment of interest on debenture	(17,800)	(22,323)
Payments to suppliers for goods and services	(150,302)	(82,583)

Cash Flows Provided (Used) by Operating Activities	(110,963)	(83,625)

Financing Activities:
Share Capital Issued (Note 12)	25,500	264,000
Subscriptions received (Note 15)	-	118,157
Change in advances from (to) related companies (Notes 3 & 10)	(35,172)	162,045

Cash Flows Provided by Financing Activities	(9,672)	544,202

Investing Activities:
Proceeds on sale of investments (Note 4)	248,839	-
Acquisition of office equipment	-	(1,846)
Current exploration and development expenditures	(202,333)	(378,331)

Cash Flows Provided (Used) by Investing Activities	46,506	(380,177)

Increase (Decrease) in Cash for the Year	(74,129)	80,400

Cash (Deficiency) at Beginning of Year	85,854	5,454

Cash (Deficiency) at End of Year	11,725	85,854

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT MAY 31, 2000

1.	SIGNIFICANT ACCOUNTING POLICIES:
	[a]	Nature of Operations:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operations is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

	[b]	Historical Cost:
Assets and liabilities are carried at historical cost, less amounts written off, and are not intended to reflect present or future values.

	[c]	Fixed Assets:
The Company records its fixed assets at cost and depreciates them on the declining-balance basis at 20% per annum.

	[d]	Accounting for Oil and Gas Well Interests:
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:
		(I)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
		(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
		(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.

[e]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees thereon) and the related exploration and development expenditures thereon by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

	(I)	If property sold outright - costs written off entirely against proceeds.
	(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
(v)	If property abandoned - costs written off entirely.

.    .    .    2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At May 31, 2000

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
	[f]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

	[g]	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

	[h]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period.

[I]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[j]	Capital Stock:

Capital stock issued for other than cash is recorded at values attributed by the Directors at time of issuance. Commissions and finders fees directly related to share issues are deducted in arriving at net proceeds from share capital. Flow-through share issues are reflected at actual issued prices.

2.	CONSOLIDATION INFORMATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation and Teryl, Inc. Argon Investment Corporation, acquired by Teryl on January 19, 1988, is inactive other than to hold 773 shares of KRS (1987) Financial Limited. Teryl, Inc., incorporated on November 17, 1988, in the State of Delaware and is registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2000. If Teryl, Inc. issues shares to others, Teryl Resources Corp.'s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

3.	ADVANCES TO RELATED COMPANIES consist of the following:	2000	1999
	Flame Petro-Minerals Corp. (See Note 4)	891	1,492
	Blue Crow Internet Co. Ltd.	621	621
	REGI US, Inc.	-	600
	International Diamond Syndicate Ltd. (See Note 4)	282,487	282,487

		283,999	285,200

The advances to related companies bear no interest and have no fixed repayment terms.

.    .    .    3

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At May 31, 2000

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market. The Company owns 40% of IDS' issued shares and management feels the value of its investment exceeds the cost of the shares. Linuxwizardry Systems Inc. (formerly Flame Petro-Minerals Corp.) is a public company listed on United States Stock Exchanges having a market value of $ 168,399 Cdn. at May 31, 2000 (1999 - $ 21,426). Teryl sold 59,000 shares of Linuxwizardry in February, 2000 for $ 248,839 Cdn. which resulted in a gain on disposal of $ 233,885 Cdn.

			2000	1999
	International Diamond Syndicate Ltd.:
	40	shares acquired June 24, 1993	3,600	3,600
	Linuxwizardry Systems Inc. :
	120,000	shares acquired March 4, 1986	30,500	30,500
	24,780	shares acquired February 28, 1993	6,195	6,195
	144,780		36,695	36,695
	(59,000)	shares sold February , 2000	(14,954)	-
	85,780		21,741	36,695

			25,341	40,295

5	OFFICE FURNITURE consists of:
	Furniture and fixtures - at cost		34,815	34,815
	Less: Accumulated amortization		27,269	25,383

			7,546	9,432

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest in the Peters No. 1 Well, situate in Fayette County, Texas, (4.680% Net Revenue Interest, after royalties and a carried interest by the operator), and a 7.5% Working Interest (5.79375% Net Revenue Interest after 22.75% royalties) in each of the Jancik #1 and Hermann #4 wells, located in Burleson County, Texas. The Oil and Gas Well Interests are as follows:

	2 0 0 0			1999

		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value
Peters #1	54,102	53,798	304	1,520
Hermann #4	67,141	67,141	-	-
Jancik #1	107,693	98,349	9,344	15,660

	228,936	219,288	9,648	17,180

The amortization charged on the wells is not in conformity with generally accepted accounting principles, which require that the cost of the wells be depleted on the basis of units of production over estimated recoverable reserves. The operators of the property does not provide reserve estimates, so the Company is unable to calculate depletion, and has chosen amortization of successful wells over seven years as the logical alternative to depletion. However, since the net oil and gas interests represent less than 1% of total assets, it is unlikely the difference would represent a material difference.

.    .    .    4

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At May 31, 2000

7.	MINERAL PROPERTY INTERESTS consist of the following:
			Teryl's		Acquisition Cost
	Claim Group	Region	Interest	Ref.	2000	1999
	Silverknife	Liard, BC	26.7%	A	1	1
	West Ridge	Dome Creek, Alaska	100%	B	127,903	136,271
	Gil Venture	Dome Creek, Alaska	20%	C	31,127	31,127
	Stepovich Lease	Dome Creek, Alaska	10%	D	9,381	9,381
	Rob	Liard, BC	0%	E	-	1
	Amad	Lac de Gras, NWT	49%	F	1	76,000
	Rocky Mtn. House	W. Central Alta.	0%	G	-	22,000

					168,413	274,781

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	WEST RIDGE:

Pursuant to an agreement dated January 12, 1989, the Company, through its subsidiary Teryl, Inc., and Mohawk Resources Alaska, Inc. acquired an option to earn up to 51% interest in the West Ridge (53 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA for $ 42,500 cash, payments on an assumed liability of $ 60,838 US, work commitments of $ 350,000, issuing 250,000 shares and 50,000 shares as a finder's fee on the acquisition of this property. In November, 1991, the Company acquired a 100% interest in the West Ridge claims from Mohawk by issuing 100,000 shares, paying the annual rent of $ 1,060 US ($ 1,210 Cdn) and recording the work done on the claims.

On March 19, 1997, the Company and Placer Dome US Inc., entered into a lease agreement whereby Placer Dome could earn up to a 70% equity interest in the property. During the 1998 year the Company received $ 20,727 before Placer Dome suspended the agreement on August 1, 1997. During the 1999 year, the Company conducted an exploration program on the claims.

Pursuant to a letter agreement, between Kinross Gold Corporation and Teryl, Inc. dated October 15, 1998 and a formal agreement dated August 1, 1999, Kinross may earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years ($ 25,000 US [$37,388 Cdn] was received Sept. 23, 1999), expending $ 1,500,000 US on a work program over five years and paying all property and assessment payments during that time. Beginning with the fifth anniversary Kinross will pay $ 200,000 US annually as advance royalty payments against future production from the property. After the five year payment and expenditure program Kinross will have earned a 70% vested interest and Teryl, Inc. will retain a 30% vested interest and they will proportionately share any further expenditures. The above terms are subject to regulatory approvals. At May 31, 2000, Teryl, Inc. wrote off $ 8,367 in property costs and $ 17,186 in deferred exploration costs against the option payment received.

.    .    .   5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At May 31, 2000

7.	MINERAL PROPERTY INTERESTS (Continued):

C.	GIL VENTURE:

Pursuant to agreements with NERCO Exploration Company, the Company and its subsidiary Teryl Inc., entered into a joint venture, whereby Teryl could earn a 50% interest in 237 claims (approximately 9,000 acres) in the Gilmore Dome area of the Fairbanks District of Alaska, for $ 30,000 US cash ($ 35,517 Cdn), work commitments of $ 1,970,000 US and 250,000 shares. The Company did $ 368,192 Cdn in work and issued 250,000 shares valued at $ 83,500 under these agreements before entering into a new agreement. On September 28, 1990, the Company granted an option to Fort Knox Venture to acquire up to 68% of Teryl's 50% interest in the Gilmore Project, for $ 187,500 US and $ 1,700,000 US in work. During the 1991 year, the Company received $ 150,000 US ($ 172,568 Cdn) under this option, before entering in to the agreement described below.

On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement, which terminated the above described agreement and option and released the parties from all unsatisfied obligations. The agreement granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2000 and 1999 years and expects to go into production in 2001. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 126,000 US ($ 189,022 Cdn) in the May, 2000 year-end and an additional amount to up to $200,000 US is expected to be required by December, 2000.

D.	STEPOVICH LEASE:

The Company, through its subsidiary Teryl, Inc., entered into a mineral lease agreement, effective August 1, 1989, with the Estate of Mike Stepovich for a twenty year period, on the seven Stepovich lode claims located in the Dome Creek area of the Fairbanks District of Alaska for annual royalty payments, work commitments and shares, subject to production royalties of between 4% and 13% of Net Smelter Returns. On September 28, 1990, the Company granted an option to Fort Knox Venture to acquire all of Teryl's interest in the Stepovich lease, except for a 10% Net Profit Interest for Teryl, for $ 187,500 US ($ 217,819 Cdn) and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease, under an assignment dated May 29, 1992. In the 1992 and 1991 years, the Company wrote down its property costs and exploration and development expenditures to 10% against option proceeds received. Teryl, Inc. retains a 10% Net Profit Interest in the claims.

E.	ROB:

Pursuant to agreements with Iskut Gold Syndicate, on March 6, 1990, Teryl acquired a 100% interest in the Rob 15 and Rob 16 claims (26 units), situate in the Liard Mining Division of the Province of British Columbia. Teryl retained a 100% interest in the claims, but, in the 1993 year wrote down their acquisition cost to $ 1 and wrote off their exploration and development expenditures entirely, since the claims had no proven economic reserves. The claims subsequently lapsed and were written off entirely at May 31, 2000.

.    .    .    6

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At May 31, 2000

7.	MINERAL PROPERTY INTERESTS (Continued):

F.	AMAD:

On May 30, 1992, the Company and Calco Resources Inc. entered into an agreement, whereby Teryl earned a 50% interest (subject to a 2% Net Royalty Interest to Calco) in the Amad mineral claims (2,530.85 acres), located in the Lac de Gras area of the Northwest Territories, by paying $ 40,000 cash, expending $ 250,000 on the property in 1995 and issuing 150,000 shares. At May 31, 2000, Company wrote down their acquisition costs to $ 1 and wrote off their exploration and development expenditures entirely ($ 307,524), since the claims are not currently being explored and have no proven economic reserves.

G.	ROCKY MOUNTAIN HOUSE CLAIMS:

Pursuant to a mineral property agreement dated April 8, 1998, between Dave Hodge and Teryl, the Company acquired a 50% interest in an application for 25 explorations permits, in the Rocky Mountain House claims (approximately 525,000 acres), which are located in West Central Alberta, by paying $ 22,000. These claims lapsed in the 2000 year resulting in $ 22,000 in property costs being written off a May 31, 2000.

SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/98	1999	May 31/99	2000	May 31/00

Rob - lapsed	1		1	(1)	-
Silverknife	1		1		1
West Ridge - optioned	136,271		136,271	(8,367)	127,903
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381		9,381		9,381
Amad - inactive	76,000		76,000	(75,999)	1
Rocky Mtn. House - lapsed	22,000		22,000	(22,000)	-

	274,781	-	274,781	(106,367)	168,413

DEFERRED EXPLORATION AND DEVELOPMENT :

West Ridge - optioned	240,360	28,226	268,586	11,293
West Ridge - optioned				(17,186)	262,693
Gil Venture	235,205	.350,105	585,310	189,022	774,332
Stepovich Lease	1,001		1,001		1,001
Silverknife - inactive				2,018
Silverknife - inactive				(2,018)	-
Amad - inactive	307,524		307,524	(307,524)	-

	784,090	378,331	1,162,421	(124,395)	1,038,026

.    .    .   7

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At May 31, 2000

8.	INCOME TAXES AND EARNINGS PER SHARE:

Since the Company is still in the development stage, no figures have been presented for deferred income taxes. The Company has Canadian income tax losses of approximately $ 1,082,780, which are available to reduce future taxable income until the year 2007. The Company has Canadian exploration and development expenditures of $ 1,409,106 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 820 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests. The amounts so expended would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. To May 31, 2000, the Company received $ 533,801 of "flow-through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto. Since the tax deductibility of these expenditures has been renounced to the contributors, the expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the year, which amount to 22,961,937 shares (1999 - 21,420,046 shares).

9.	DEBENTURE PAYABLE:	2000	1999

	Keltic Bryce Enterprises Inc.	150,000	150,000

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 14,736 was accrued to May 31, 2000 (1999 - $ 17,800). Teryl paid Keltic Bryce $ 22,323 interest on July 16, 1998 and $ 17,800 interest on October 28, 1999.

In December, 1992, Keltic Bryce gave notice they would like to convert the debenture, however since regulatory authorities had not approved the amended agreement, Teryl, on December 3, 1992, made a $ 15,000 payment on accrued interest and on January 4, 1993 the Company paid a further $ 4,648 interest and issued a cheque for $ 150,000 to repay the principal. In January , 1993, Keltic Bryce returned the $ 150,000 cheque uncashed and commenced legal action against the Company and its Directors for damages and fraud. The Company offered a settlement proposal on September 2, 1993, which Keltic Bryce did not accept. On September 14, 1993, the Company paid accrued interest of $ 9,071 to Keltic Bryce. On December 13, 1993, Keltic Bryce filed an amended Statement of Claim against the Company and its Directors for specific performance or damages and costs. The Company filed a Statement of Defence in regards to the Statement of Claim. Examinations for Discovery were held in respect to this matter in 1995.

.    .    .   8

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At May 31, 2000

9.	DEBENTURE PAYABLE (Continued):

Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Option Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture. In exchange Keltic Bryce was to invest $ 112,500 US in a convertible debenture to be issued by Teryl, Inc., subject to Teryl, Inc. being listed on the OTC Bulletin Board on or before December 31, 1998. Teryl, Inc. was not listed on the OTC Bulletin Board and terms are still being negotiated to reach a settlement.

10.	ADVANCES FROM RELATED COMPANIES consist of:	2000	1999

	Access Information Systems Inc.	24,495	24,495
	IAS Communications Inc.	621	621
	JGR Petroleum Inc.	47,937	47,937
	Rainbow Network	43,046	43,046
	Reg Technologies Inc.	12,406	76,773
	SMR Investments Ltd.	155,167	127,174

		283,672	320,046

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

The accounts payable trade had included $ 6,138 of fees billed by vendors which the Company wrote off at May 31, 1999, as they had disputed the requirement to pay and the vendors had ceased to bill the Company for these debts.

12.	SHARE CAPITAL:

Authorized Share Capital consists of:
Common Shares - voting No Par Value	30,000,000
Preferred Shares - non-voting $ 1 Par Value	5,000,000

35,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

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Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At May 31, 2000

12.	SHARE CAPITAL (Continued):

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount

Total Issued for Cash to May 31, 1998		16,798,174		4,772,788
Year Ended May 31, 1999:
Private placement	A	1,760,000	0.15	264,000

Total Issued for Cash at May 31, 1999		18,558,174		5,036,788

Year Ended May 31, 2000:
Stock option exercised	B	75,000	0.34	25,500

Total Issued for Cash at May 31, 2000		18,633,174		5,062,288

FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
to May 31, 2000 and 1999		2,497,359		604,659

FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued for Debt, Extensions and Subsidiary
to May 31, 2000 and 1999		1,902,705		353,480

TOTAL SHARES ISSUED AT MAY 31, 2000		23,033,238		6,020,427

A.

On April 15, 1999, pursuant to a Private Placement agreement with five placees, Teryl issued 1,760,000 units at $ 0.15 each, to net the treasury $ 264,000. Each unit consists of one common share and one warrant to purchase one common share at $ 0.15 in the first year and $ 0.18 in the second year.

B.	On May 13, 2000, Brian Cherry, a Director, exercised a Stock Option for 75,000 shares at $ 0.34 per share to net the treasury $ 25,500.

On November 16, 1998, the Company granted a Senior Officer's stock option to D. Moroney for 50,000 shares at a price of $ 0.15 for a period of five years and a prior Employee's stock option was amended to a Senior Officer's stock option and increased to 50,000 shares at a price of $ 0.15 from 25,000 shares at a price of $ 0.16, to expire November 16, 2003.

On March 17, 1999, the Company granted a Director's stock option to S. Robertson for 500,000 shares at a price of $ 0.15 for a period of five years and a Employee's stock option to C. Kelemen for 10,000 shares at a price of $ 0.15 for a period of five years.

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Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
As At May 31, 2000

12.	SHARE CAPITAL (Continued):

Outstanding Commitments to Issue Shares:

At May 31, 2000, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Senior Officer's Option	50,000	0.20	Feb. 27/02
Senior Officer's Option	50,000	0.15	Nov. 16/03
Senior Officer's Option	50,000	0.15	Nov. 16/03
Director's Option	500,000	0.15	Mar. 17/04
Employee's Option	10,000	0.15	Mar. 17/04
Private Placement Warrants	1,760,000	0.18	Mar. 22/01

	2,420,000

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Calco Resources Inc. and Agate Bay Resources Ltd. See Notes 3 and 4 above re advances to and investment in IDS.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 10 re advances from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totalling $ 30,000 during the current year (1999 - $ Nil). See Note 7A regarding mineral properties transactions with SMR. See Note 10 re advances from SMR.

The Company holds 85,780 shares (1999 -144,780 shares) of Linuxwizardry System Inc. (formerly Flame Petro-Minerals Corp.), a public company controlled by an officer of the Company, as described in Note 4.

Consulting and legal services fees amounting to $ 3,634 (1999 - $ 6,045) were paid to Nodanis Consulting, operated by D. Moroney, Secretary of the company.

14.	SUBSEQUENT EVENTS:

See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

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Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
As At May 31, 2000

14.	SUBSEQUENT EVENTS (Continued):

In June, 2000, the Company sold a further 69,900 shares of Linuxwizardry Systems Inc. for $ 236,288 resulting in a gain on disposal of $ 218,572. See Note 4.

On September 12, 2000, Teryl Resources Corp granted stock options to two directors to purchase up to an aggregate of 1,075,000 common shares at a price of $ 0.24 for a period of five years.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2000. If Teryl, Inc. issues shares to others, Teryl Resources Corp.'s percentage holdings will decrease. See Note 2 re consolidation of Teryl, Inc. within these statements.

On August 14, 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US. Subscriptions of $ 146,044 ($ 96,750 US) subscriptions were received by November 19, 1998. The offer was extended to November 14, 1999, but subsequently expired with no additional subscriptions. Since the offering was not fully subscribed, the Companies have decided to have Teryl Resources Corp. apply for eligibility to trade on US exchanges rather than Teryl, Inc. The subscribers have indicated willingness to accept shares of Teryl Resources Corp. in replacement, subject to regulatory approvals.

See Notes 7B & 7C regarding mineral claim exploration and development and option agreements.